UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 18, 2015, Intelsat S.A. (the “Company”) held its 2015 Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”) in Luxembourg.

Each of the nine proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1.	Approval of the Company’s statutory stand-alone financial statements for the year ended on December 31, 2014;

2.	Approval of the Company’s consolidated financial statements for the year ended on December 31, 2014;

3.	Approval of allocation of the Company’s annual results for the year ended on December 31, 2014;

4.	Approval of the declaration of dividends on the Company’s 5.75% Series A Mandatory Convertible Junior Non-Voting Preferred Shares;

5.	Approval of discharge (quitus) to the directors of the Company for the proper performance of their duties for the year ended December 31, 2014;

6.	Re-election of the following three Class II directors: (a) David McGlade; (b) Robert Callahan; and (c) Denis Villafranca, each for a term ending at the general meeting of the Company approving the statutory financial statements for the accounting year ending on December 31, 2017;

7.	Approval of the directors’ remuneration for the year 2015;

8.	Approval of re-appointment of KPMG LLP as Independent Registered Public Accounting Firm and of KPMG Luxembourg S.C. as approved statutory auditor (réviseurs d’entreprises agréés) of the Company; and

9.	Renewal for a further five year period (ending on June 18, 2020) of the authorization to the Company to purchase, acquire, receive or hold shares of any class in the Company within certain limits and subject to certain price parameters.

The following proposal was approved at the EGM by a two-thirds majority of the votes validly cast by common and preferred shareholders entitled to vote at the meeting, representing at least half of the issued share capital:

1.	Approval of the five year extension of the validity period of the authorized share capital and waiver of shareholder pre-emptive rights.

For more information about the proposals, please see Intelsat S.A.’s 2015 Proxy Statement, available on the Company’s website at www.intelsat.com/investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 19, 2015	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary